[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]




                                     September 2, 2005

Ms. Jennifer G. Williams
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

            Re: J. P. Morgan Chase Commercial Mortgage Securities Corp. Post-Effective Amendment No. 2 to Registration Statement on Form S-3, Filed on September 2, 2005 (File No. 333-126661)
                  ----------------------------------------------------------

Dear Ms. Williams:

            We are acting as special counsel to J. P. Morgan Chase Commercial Mortgage Securities Corp., the registrant (the "Registrant"), under the above-referenced registration statement (the "Registration Statement"). We have reviewed your letter dated August 31, 2005 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Post-Effective Amendment No. 1 to the Registration Statement (File No. 333-126661). We have reviewed the Staff's comments contained in the Comment Letter with various officers and employees of the Registrant. The following are the responses of the Registrant to the Staff's comments, and we are filing today by EDGAR the Post-Effective Amendment No. 2 to the Registration Statement, which, as indicated below, implements changes requested by the Staff in the Comment Letter. Capitalized terms used in this letter without definition have the meanings given them in the form of the base prospectus (the "Base Prospectus") or the form of the prospectus supplement (the "Prospectus Supplement" and, together with the Base Prospectus, the "Prospectus") included in the Registration Statement. The paragraph numbers of this letter correspond to the numbered paragraphs in the Comment Letter, a copy of which is attached to this letter.

            We and the Registrant thank you for your prompt review and comment on the Post-Effective Amendment No. 1.

            With respect to the Comment Letter, the Registrant has instructed us to advise you as follows:

            1. The Registrant notes the Staff's comment and has and will revise and make conforming revisions to all documents as appropriate.

Ms. Jennifer G. Williams                                       September 2, 2005


            2. The Registrant notes the Staff's comment and has revised the Prospectus Supplement to include a diagram demonstrating the priorities of payment and of loss allocations for the transaction. This diagram is the same as the diagram used by the Registrant in prospectus supplements for many recent transactions.

            3. The Prospectus Supplement has been revised to include that the reset rate certificates are subject to automatic tender on the reset date unless the holder of such certificates elects not to tender its certificates. In this context, automatic tender refers to the provision requiring the holder of the reset rate certificates to deliver a notice to the remarketing agent of its election to hold the certificates and not tender them for remarketing within a certain number of business days prior to the reset date. If the hold notice is not timely received by the remarketing agent, the beneficial owner of the certificates will be deemed to have elected to tender the certificates for remarketing.

            4. The Registrant anticipates that its participation in the transaction will be limited to (i) appointing the initial remarketing agent(s) at the time of the initial issuance of the reset rate certificates and entering into a remarketing agreement in connection with such appointment and (ii) appointing successor remarketing agent(s) upon its resignation. The Registrant is not expected to have any other material duties in connection with the remarketing transaction. The Registrant has revised the Prospectus to reflect this view.

            5. The Registrant currently does not anticipate the establishment of other accounts in addition to the remarketing fee account(s) with respect to the reset rate certificates. However, it may become necessary to establish other accounts in the future, such as for payments and receipts with respect to any swap agreements, that currently cannot be determined for disclosure purposes. We do not believe that the failure to identify any such accounts in the Prospectus is material. The Prospectus currently discloses the establishment of remarketing fee accounts.

            6. In most cases, the Registrant anticipates that LIBOR will be defined as set forth in the Base Prospectus, which will be based on the London interbank offered rate for a period equal to one (1) month. Certain deviations from the determination of LIBOR as currently set forth in the Base Prospectus can occur due to different lenders using different references for quotations, which, in our view, would not be a material change to the definition of LIBOR or its determination method.

            7. The Registrant notes the Staff's comment and has revised the Prospectus to identify the parties that may be responsible for certain tasks relating to the remarketing. It is anticipated that the initial remarketing agent will be an entity affiliated with the Registrant.

Ms. Jennifer G. Williams                                       September 2, 2005


            8. The Staff's requested changes have been made in the Base Prospectus.

            9. The Registrant respectfully notes that the remarketing agent's obligations with respect to the remarketing of the reset rate certificates are on a "reasonable efforts" basis and are subject to other conditions and termination events that customarily affect the financial condition of the trust and the ratings on all the certificates of the trust. The Prospectus discloses that the remarketing agent has no obligation to purchase the tendered reset rate certificates in the event that the remarketing agent is unable to remarket all of the tendered certificates. The list of events that would cause a Failed Remarketing are also disclosed in the Prospectus, which includes a failure by the remarketing agent to determine the applicable required reset terms and the new spread. Furthermore, risk factors relating to (i) the risks to the investors in the event of a Failed Remarketing and (ii) the risks of automatic tender if timely notice of the holder's election to retain its certificates is not received by the remarketing agent are contained in the Base Prospectus. In light of the existing provisions in the Prospectus, we believe that the addition of a risk factor relating to remarketing agent default is not warranted.

            Please note that we have also revised the method of distribution section in the Base Prospectus to reflect the substance of our discussion relating to unaffiliated remarketing agents, and, as we discussed and is consistent with footnote 193 of the Commission's Asset-Backed Securities Release, to permit the incorporation by reference of updated information relating to the trust and its assets contained in filings under the Securities Exchange Act of 1934, as amended.

            As I mentioned previously, the Registrant is currently contemplating the commencement of an offering incorporating reset rate certificates and would very much appreciate the Staff's prompt attention to this letter. We are hopeful that the responses outlined in this letter satisfactorily address the Staff's comments.

            If you have any questions regarding the foregoing responses, please call me at (212) 504-6825.

                                    Very truly yours,




                                    Michael S. Gambro

cc:  Ms. Rolaine Bancroft
     Bianca Russo, Esq.
     Shivali Puri, Esq.

Enclosures:

          [United States Securities and Exchange Commission Letterhead]

Mail Stop 3561

                                                August 31, 2005




Via U.S. Mail
-------------

Bianca A. Russo, Esq.
Secretary
J.P. Morgan Chase Commercial Mortgage Securities Corp.
270 Park Avenue
New York, NY 10017

Re:   J.P. Morgan Chase Commercial Mortgage Securities Corp.
      Post-Effective Amendment 1 to Registration Statement on Form S-3 Filed August 22, 2005
      File No. 333-126661

Dear Ms. Russo,

      We are monitoring your filing for disclosure related to reset rate securities. We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Bianca A. Russo, Esq.
J.P. Morgan Chase Commercial Mortgage Securities Corp.
August 31, 2005
Page 2

General
-------

    1. Please note that our comments to either the supplement and/or base prospectus should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Also reflect these comments in any other prospectus supplement connected with this registration statement. Please confirm to us in your response that you will comply with this instruction.

    2. In an appropriate place in the prospectus supplement or base prospectus, please provide a flow chart or diagram that depicts the flow of funds for the transaction, including the payment allocations, rights and distribution priorities among all classes of the issuing entity's securities, and within each class, with respect to cash flows, credit enhancement or other support and any other structural features designed to enhance credit, facilitate the timely payment of monies due on the pool assets, adjust the rate of return on the securities, or preserve monies that will or might be distributed to security holders.

Prospectus Supplement
---------------------
Reset Rate Certificates, page S-4
---------------------------------
C. Remarketing Procedures, page S-4
-----------------------------------

    3. Please refer to the last paragraph. We note that tender is not mandatory for the Class A-3R Certificates. We also note that on pages 19 and 45 of the base prospectus, you disclose that the reset securities are subject to automatic tender. Please disclose that here and briefly explain automatic tender.

Interest Distribution Amount, page S-83
---------------------------------------

    4. Please refer to the last paragraph of this section on page S-84. We note that the Depositor may be able to determine LIBOR. On page S-94, we note that the Depositor may also change the remarketing agents for any reset period at any time on or before the related Remarketing Terms Determination Date. Please tell us what other roles the Depositor will have in the remarketing. What document will specify the duties of the Depositor in future remarketings? Please revise here and elsewhere throughout the prospectus as appropriate.

Base Prospectus
---------------
Other Accounts, page 25
-----------------------

    5. Please expand your disclosure to specify what you mean by "other accounts."

Bianca A. Russo, Esq.
J.P. Morgan Chase Commercial Mortgage Securities Corp.
August 31, 2005
Page 3

LIBOR, page 35
--------------

    6. We note that you have defined LIBOR in the base prospectus. Please explain what other definition of LIBOR could be set forth in the prospectus supplement.

    7. We note that you refer to "a person specified in the related prospectus supplement" to perform certain tasks described on pages 35 through 42 and elsewhere in the prospectus. Please disclose the identity of the persons to which you refer. Please also disclose whether these individuals or entities are affiliated with any of the transaction parties.

Remarketing Terms Determination Date, page 41
---------------------------------------------

    8. Please disclose the minimum number of days that the remarketing terms determination date must precede the reset date. Accordingly, please disclose the same for the spread determination date on page 42.

Tender of Reset Rate Notes; Remarketing Procedures, page 45
-----------------------------------------------------------

    9. Please create a risk factor to discuss the risks, if material, associated with remarketing agent default.

                                    * * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

Bianca A. Russo, Esq.
J.P. Morgan Chase Commercial Mortgage Securities Corp.
August 31, 2005
Page 4

      o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3348 with any other questions.

                                            Regards,



                                            Jennifer G. Williams
                                            Special Counsel

cc:   Michael Gambro, Esq.
      Cadwalader, Wickersham & Taft LLP
      Fax:  (212) 504-6888